Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34531

7 Days Group Holdings Limited

10F, 705

GuangzhouDaDaoNan Road

Guangzhou, Guangdong 510290

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

7 Days Group Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated March 8, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/S/ ERIC HAIBING WU
	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: March 8, 2010

Exhibit 99.1

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2009 FOURTH QUARTER AND FULL YEAR

FINANCIAL RESULTS

Fourth Quarter Non-GAAP Net Income Increased to RMB5.8 million;

Adjusted EBITDA grew 203.6% year-over-year to RMB69.1 million;

Added 54 Net New Hotels for a Total of 337 Hotels

GUANGZHOU, CHINA - March 8, 2010 -7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the fourth quarter 2009 and full year 2009.

Fourth Quarter 2009 Financial Highlights

•	Total net revenues increased by 32.6% to RMB310.5 million (US$45.5 million)[1], compared to RMB234.2 million for the same period in the fiscal year 2008.

•

Income from operations was RMB26.8 million (US$3.9 million) compared with a loss of RMB10.2 million in the fourth quarter of 2008. Non-GAAP income from operations increased to RMB 29.6 million (US$ 4.3 million) from a loss of RMB5.2 million for the same period in the fiscal year 2008.

•

EBITDA was a loss of RMB30.1 million (US$4.4 million) as compared to RMB23.5 million for the same period 2008. Adjusted EBITDA (which excludes share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants) increased 203.6% year-over-year to RMB69.1 million (US$10.1 million). EBITDA margin was a loss as compared to 10.0% in the same period in the fiscal year 2008. Adjusted EBITDA margin increased to 22.3% from 9.7% in the same period in the fiscal year 2008.

•

Net loss attributable to the Company’s shareholders was RMB93.4 million (US$13.7 million), compared to RMB25.3 million for the fourth quarter of the fiscal year 2008. Non-GAAP net income was RMB5.8 million (US$0.9 million), compared to a loss of RMB26.1 million for the fourth quarter of the fiscal year 2008.

[1]	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on December 31, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00 = RMB6.8259. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2009.

•	Basic and diluted loss per ADS[2] were both RMB3.84 (US$0.56). Non-GAAP basic and diluted earnings per ADS share were both RMB0.18 (US$0.03).

•	Net operating cash inflow was RMB86.5 million (US$12.7), an increase of 131.9% compared to RMB37.3 million in the fourth quarter of the fiscal year 2008.

Full Year 2009 Financial Highlights

•	Total net revenues increased by 58.2% year-over-year to RMB1,141.3 million (US$167.2 million) compared to RMB721.4 million for 2008.

•

Income from operations was RMB73.9 million (US$10.8 million), compared to a loss of RMB139.3 million in the fiscal year 2008. Non-GAAP income from operations increased to RMB 85.3 million (US$ 12.5 million) from a loss of RMB112.1 million in the fiscal year 2008.

•

EBITDA was RMB115.5 million (US$16.9 million), compared to a loss of RMB39.0 million in the fiscal year 2008. Adjusted EBITDA was RMB229.7 million (US$33.7 million), compared to a loss of RMB22.3 million in the fiscal year 2008. EBITDA margin increased to 10.1% from a loss in the fiscal year 2008. Adjusted EBITDA margin increased to 20.1% from a loss in the fiscal year 2008.

•

Net loss attributable to the shareholders was RMB104.0 million (US$15.2 million), compared to a net loss of RMB210.5 million in the fiscal year 2008. Non-GAAP net income was RMB10.3 million (US$1.5 million), compared to a Non-GAAP net loss of RMB193.8 million during the fiscal year 2008.

•

Basic and diluted loss per ADS were both RMB5.78 (US$0.85), compared with the basic and diluted loss per ADS of RMB10.5 for the fiscal year 2008. Non-GAAP basic and diluted earnings per ADS were RMB0.45 (US$0.07).

•	Net operating cash inflow increased significantly to RMB248.6 million (US$36.4 million), compared to RMB4.4 million in the fiscal year 2008.

Fourth Quarter and Full Year 2009 Operational Highlights

•	Opened one net and 30 net leased-and-operated hotels during the fourth quarter and the fiscal year 2009, respectively.

•	Opened 53 net and 84 net managed hotels in the fourth quarter and the fiscal year 2009, respectively.

[2]	Each ADS represents 3 of the Company’s ordinary shares.

•	As of December 31, 2009, 7 Days Group had 337 hotels in operation, consisting of 236 leased-and-operated hotels and 101 managed hotels and representing a total of 32,836 rooms and covering 54 cities.

•	As of December 31, 2009, there were 6 leased-and-operated hotels under conversion and 58 managed hotels contracted but not yet opened.

•

In the fourth quarter of 2009, occupancy rate for all hotels, leased-and-operated hotels and managed hotels were 88.1%, 90.0% and 80.0%, respectively, as compared with 90.5%, 91.0% and 84.9% for the same period in the fiscal year 2008. The decrease in occupancy rate was primarily a result of a higher number of new managed hotels opened.

•

For full year 2009, occupancy rate for all hotels, leased-and-operated hotels and managed hotels were 88.3%, 89.2% and 82.8%, respectively, as compared with 88.1%, 88.4% and 83.3%, respectively, in the fiscal year 2008.

•

RevPAR[3] for all hotels declined slightly to RMB143.4 in the fourth quarter of 2009, down from RMB145.0 in the same period in the fiscal year 2008, while RevPAR for leased-and-operated hotels and managed hotels in the fourth quarter of 2009 were RMB147.8 and RMB125.3, respectively, as compared with RMB146.4 and RMB129.4, respectively, during the fourth quarter of 2008.

•

For 2009, RevPAR for all hotels was flat at RMB140.9 as compared with RMB140.9 in the fiscal year 2008; while RevPAR for leased-and-operated hotels and managed hotels were RMB142.7 and RMB129.3, respectively, as compared with RMB141.8 and RMB126.0, respectively, in the fiscal year 2008.

•	As of December 31, 2009, the number of 7 Days Club members increased 57.3% to over 9.75 million from 6.20 million as of December 31, 2008.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “I am pleased to report strong results concluding a transformational year for 7 Days Group. In November 2009, we successfully completed our IPO, a key milestone in the growth and expansion of the Group. By 2009 fiscal year end, 7 Days has become the number two operator in the Chinese economy hotel market in terms of total number of hotels, based on a recent industry research conducted by Inntie. Our success has been achieved through continued execution of our strategy, which in 2009 allowed us to grow our portfolio of hotels to 337, expand our geographic footprint to an additional 21 new cities, and significantly increase revenue and income from operations. In addition, our 7 Days Club loyalty program has grown to over 9 million members, further strengthening this powerful platform for cultivating customer loyalty and generating potential new business. In short, with our track record of continuous innovation and industry leading technology, 7 Days Group enters 2010 well positioned for continued success in China’s growing economy hotel market.”

[3]	RevPAR represents revenue per available room

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “Our financial results reflect strong growth and our commitment to maintaining effective cost control measures. Our expanded operations supported our strong top-line growth, providing increased operational leverage and resulting in favorable Adjusted EBITDA. Further, we maintain a strong operating cash position giving us sufficient resources to execute our expansion plan. Although as a public company we expect a slight increase in G&A expenses beginning in the first quarter of the fiscal year 2010, we believe our scale and cost control initiatives position us for continued growth while continuing to manage hotel operating costs at a reasonable level.”

Fourth Quarter 2009 Unaudited Financial Results

Gross revenues. Gross revenues for the fourth quarter of 2009 were RMB329.4 million (US$48.3 million), representing a year-over-year increase of 32.6% from RMB248.4 million in the fourth quarter of 2008 and a slight increase over RMB328.3 million in the third quarter of 2009.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the fourth quarter of 2009 were RMB326.0 million (US$47.8 million), 31.7% higher than the fourth quarter 2008’s RMB247.5 million driven by the rapid expansion of the Company’s hotel portfolio and a slight increase over RMB325.9 million in the third quarter of 2009.

Gross revenues from managed hotels. Gross revenues from managed hotels for the fourth quarter of 2009 jumped 296.1% year-over-year and 41.3% quarter-over-quarter to RMB3.4 million (US$0.5 million) as a larger number of these hotels came into operation. During the fourth quarter of 2009, 7 Days Group opened 53 net managed hotels.

Total net revenues. Total net revenues for the fourth quarter of 2009 were RMB310.5 million (US$45.5 million), representing a year-over-year increase of 32.6% from RMB234.2 million in the fourth quarter of 2008 reflecting a strong growth in the number of leased-and-operated hotels. Sequentially, total net revenues increased slightly from RMB309.7 million in the third quarter of 2009.

Hotel operating costs. Hotel operating costs for the fourth quarter of 2009 were RMB260.2 million (US$38.1 million), or 83.8% of the total net revenues, compared with 91.2% of the total net revenues during the same period in the fiscal year 2008 and 80.6% in the third quarter of 2009. The year-over-year improvement was primarily due to lower pre-operating costs as fewer new hotels were under construction in 2009. The sequential increase in hotel operating costs as a percentage of the total net revenues from the third quarter of 2009 was due to a seasonal decline in operating performance while the costs were relatively fixed in the fourth quarter of 2009.

Sales and marketing expenses. Sales and marketing expenses for the fourth quarter of the fiscal year 2009 were RMB9.3 million (US$1.4 million), or 3.0% of the total net revenues, compared with 4.4% of the total net revenues in the same period 2008 and 2.7% in the third quarter of 2009.

General and administrative expenses. General and administrative expenses for the fourth quarter of 2009 were RMB14.2 million (US$2.1 million), or 4.6% of the total net revenues, compared with RMB20.5 million, or 8.8% of the total net revenues in the same period of 2008, and RMB17.9 million, or 5.8% of total net revenues, in the third quarter of 2009. The improvement in the ratio of general and administrative expenses to the total net revenues in the fourth quarter of 2009 was primarily a result of effective cost controls and a net gain of approximately RMB5.7 million upon termination of a lease.

Accordingly, total operating costs and expenses was RMB283.7 million (US$41.6 million), representing 91.4% of the total net revenues, compared with 104.4% of the total net revenues in the same period 2008 and 89.0% in the third quarter of 2009.

Income (loss) from operations. Income from operations for the fourth quarter of 2009 was RMB26.8 million (US$3.9 million), compared with a loss of RMB10.2 million in the fourth quarter of 2008 and a sequential decrease of 21.2% from the third quarter of 2009. The year-over-year increase was driven by the growing proportion of mature hotels and an increased number of hotels in portfolio. Non-GAAP income from operations was RMB 29.6 million (US$ 4.3 million), as compared with a non-GAAP loss from operations of RMB5.2 million for the same period in the fiscal year 2008 and RMB37.2 million in the third quarter of 2009.

EBITDA was a loss of RMB30.1 million (US$4.4 million) as compared to RMB23.5 million for the same period in 2008 and RMB67.9 million in the third quarter of 2009. Adjusted EBITDA for the fourth quarter was RMB69.1 million reflecting a 203.6% year-over-year increase and a 6.6% decrease compared to the third quarter of 2009. Adjusted EBITDA margin was 22.3% during the forth quarter, an increase of 12.6 percentage points year-over-year and a decrease of 1.6 percentage points compared to the third quarter of 2009.

Interest expense. Interest expense for the fourth quarter of 2009 was RMB18.2 million (US$2.7 million), representing a year-over-year decrease of 22.5% and a 19.6% decrease compared to the third quarter of 2009. The year-over-year and quarter-over-quarter decrease was primarily due to the redemption, in full, of the Company’s senior notes in early December 2009.

Loss on debt extinguishment. Loss on debt extinguishment of RMB26.5 million (US$3.9 million) was recognized in the fourth quarter of 2009, following the December 2009 senior note redemption. The charge, which had no current impact on the Company’s cash flow, primarily reflected unamortized discount on senior notes payable and debt issuance costs.

Change in fair value of ordinary share purchase warrants. Prior to the completion of the Company’s initial public offering (IPO), the Company had outstanding warrants the value of which was required to be marked to market at the end of each quarter utilizing the Black-Scholes model. These warrants were exercised in full in November 2009 in conjunction with the IPO. Based on the exercise price and the IPO share price, the Company’s recognized an additional loss of RMB70.0 million (US$10.2 million) in the fourth quarter of 2009, compared to a gain of RMB5.8 million in the fourth quarter of 2008 and a loss of RMB2.9 million in the third quarter of 2009. As all the warrants have been exercised, the Company will not recognize any gains or charges in future periods in respect of these warrants.

Income tax benefit (expense). Income tax expense for the fourth quarter of 2009 was RMB5.8 million (US$0.9 million), compared to the income tax benefit of RMB1.8 million in the fourth quarter 2008 and the income tax expense of RMB4.5 million in the third quarter of 2009. The increase was primarily due to an increase in taxable profits generated by the Company’s subsidiaries.

Net income attributable to 7 Days Group Holdings Limited shareholders. Net loss attributable to 7 Days Group Holdings Limited shareholders was RMB93.4 million (US$13.7 million) in the fourth quarter of 2009, compared to a net loss attributable to 7 Days Group Holdings Limited shareholders of RMB25.3 million in the fourth quarter of 2008 and a net income attributable to 7 Days Group Holdings Limited shareholders of RMB3.4 million in the third quarter of 2009.

Non-GAAP net income. Non-GAAP net income was RMB5.8 million (US$0.9 million), compared to Non-GAAP net loss of RMB26.1 million for the fourth quarter of 2008 and Non-GAAP net income of RMB9.6 million, reflecting a sequential decline of 39.2%, from the third quarter of 2009.

Basic and diluted net loss per ADS. Basic and diluted loss per ADS were RMB3.84 (US$0.56) for the fourth quarter of 2009, compared to the basic and diluted loss per ADS of RMB1.26 for the same period in 2008 and the basic earnings per ADS of RMB0.18 and diluted earnings per ADS of RMB0.09 in the third quarter of 2009. Non-GAAP basic and diluted earnings per ADS were RMB0.18 (US$0.03), compared to non-GAAP basic and diluted loss per ADS of RMB1.29 in the same period in 2008 and the basic earnings per ADS of RMB0.48 and diluted earnings per ADS of RMB0.27 in the third quarter of 2009. As disclosed in the Company’s IPO prospectus, the calculation of basic and diluted loss per ADS was affected by deemed dividends totaling RMB29.0 million (US$4.2 million) which resulted from a pre-IPO share transfer from the 5 largest shareholders to the Company’s Series C investors (such share transfer was considered an inducement to the investors to convert their preferred shares in connection with the IPO). The deemed dividends did not reduce total equity and net income (loss) attributable to the Company’s shareholders but did reduce net income (loss) attributable to the Company’s ordinary shareholders.

Cash, restricted cash and pledged bank deposits. As of December 31, 2009, the Company had cash, restricted cash and pledged bank deposits of RMB346.8 million (US$50.8 million), representing a quarter-over-quarter increase of 3.5%, from RMB335.1 million as of September 30, 2009.

Operating cash flow. Net operating inflow for the fourth quarter of 2009 was RMB86.5 million (US$12.7 million), representing a year-over-year increase of 131.9% from RMB37.3 million in fourth quarter of 2008.

Full Year 2009 Unaudited Financial Results

Gross revenues. Gross revenues for 2009 were RMB1,210.1 million (US$177.3 million), representing a year-over-year increase of 58.2% from RMB765.0 million in 2008.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for 2009 were RMB1,202.0 million (US$176.1 million), 57.4% higher than the fiscal year 2008’s RMB763.7 million driven by the expansion in the number of leased-and-operated hotels.

Gross revenues from managed hotels. Gross revenues from managed hotels for 2009 increased by 494.5% to RMB8.1 million (US$1.2 million) as more managed hotels were added to the Company’s hotel portfolio.

Total net revenues. Total net revenues for 2009 were RMB1,141.3 million (US$167.2 million), representing a year-over-year increase of 58.2% from RMB721.4 million in the fiscal year 2008. The growth was primarily driven by the expansion in the number of leased-and-operated hotels

Hotel operating costs. Hotel operating costs for 2009 were RMB971.6 million (US$142.3 million), or 85.1% of total net revenues, compared with 101.2% of total net revenues in the fiscal year 2008. The improvement in terms of hotel operating costs as a percentage of total net revenues resulted from improved operational leverage following a significant increase in the number of hotels in operation and higher revenues.

Sales and marketing expenses. Sales and marketing expenses for the fiscal year 2009 were RMB30.8 million (US$4.5 million), or 2.7% of total net revenues, compared with 5.1% of total net revenues in the fiscal year 2008. The reduction in sales and marketing expenses as a percentage of total net revenues reflected the results of increased revenues and effective cost cutting measures.

General and administrative expenses. General and administrative expenses for the fiscal year 2009 were RMB65.1 million (US$9.5 million), or 5.7% of total net revenues, compared with 13.0% of total net revenues in the fiscal year 2008. The decrease was due to the combined effect of reduced consulting expenses, lower staff costs as a result of reduced headcount, the reduction in share-based compensation expenses for corporate office employees and a net gain of approximately RMB5.7 million upon termination of a lease.

Accordingly, total operating costs and expenses for the fiscal year 2009 was RMB1,067.4 million (US$156.4 million) representing 93.5% of total net revenues, improving from 119.3% of total net revenues in the fiscal year 2008.

Income (loss) from operations. Income from operations for 2009 was RMB73.9 million (US$10.8 million), compared to a loss of RMB139.3 million in the fiscal year 2008. Non-GAAP income from operations increased to RMB 85.3 million (US$ 12.5 million) from a loss of RMB112.1 million in the fiscal year 2008.

EBITDA. EBITDA was RMB115.5 million (US$16.9 million), compared to a negative EBITDA of RMB39.0 million in the fiscal year 2008. Adjusted EBITDA was RMB229.7 million (US$33.7 million), compared to a negative Adjusted EBITDA of RMB22.3 million in the fiscal year 2008. Adjusted EBITDA margin was 20.1%, an improvement from negative Adjusted EBITDA margin in the fiscal year 2008.

Interest expense. Interest expense for the fiscal year 2009 was RMB81.9 million (US$12.0 million), representing a year-over-year decrease of 3.1%, from RMB84.5 million in the fiscal year 2008.

Change in fair value of ordinary share purchase warrants. Change in fair value of ordinary share purchase warrants resulted in a loss of RMB76.4 million (US$11.2 million) in the fiscal year 2009, compared to a gain of RMB10.5 million in the fiscal year 2008.

Income tax benefit (expense). Income tax benefit for 2009 was RMB5.0 million (US$0.7 million), compared to tax benefit of RMB0.8 million in the fiscal 2008.

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders. Net loss attributable to 7 Days Group Holdings Limited shareholders was RMB104.0 million (US$15.2 million) in 2009, compared to a net loss attributable to 7 Days Group Holdings Limited shareholders of RMB210.5 million in the fiscal year 2008.

Non-GAAP net income. Non-GAAP net income was RMB10.3 million (US$1.5 million), compared to a loss of RMB193.8 million during the fiscal year 2008.

Basic and diluted net income (loss) per ADS. Basic and diluted loss per ADS were RMB5.78 (US$0.85) for 2009. Non-GAAP basic and diluted earnings per ADS were RMB0.45 (US$0.07), compared to Non-GAAP basic and diluted loss per ADS of RMB9.69 in the fiscal year 2008. As described above, the calculation of earnings (loss) per ADS was impacted by deemed dividends totaling RMB29.0 million (US$4.2 million) resulting from a pre-IPO share transfer from the 5 largest shareholders to the Company’s Series C investors.

Operating cash flow. Net operating inflow for the fiscal year 2009 was RMB248.6 million (US$36.4 million), a substantial increase from RMB4.4 million in 2008.

Outlook

Looking ahead, the Company believes the general industry outlook for 2010 remains encouraging, as China continues to deliver strong macro economic growth amidst a more stabilized global economic climate. Government initiatives that may benefit the economy hotel market include (i) efforts to promote the development of China’s inner provinces, including economic initiatives and investments targeted at developing infrastructure, transportation and commerce in emerging regions and provinces, and (ii) ongoing government efforts aimed at increasing domestic consumption and developing the domestic tourism industry. Management believe these initiatives will help drive long-term growth of the economy hotel industry by increasing domestic business and leisure travel, thereby opening new markets for expansion. To capitalize on these trends, the Company is continuing to expand its nation-wide network of hotels. Finally, a critical component of the 7 Days Group’s growth is its nationally recognized brand name, supported by its top-ranked website and eCommerce platform. The Company will continue to strengthen the content of its online platform seeking to constantly improve the guest experience. In addition, management intends to leverage the unique and powerful 7 Days online platform to develop more efficient and cost effective marketing strategies to expand its customer base and increase customer loyalty.

Guidance

The Company expects to generate total net revenues in the range of RMB289 million to RMB295 million in the first quarter 2010. The net number of new hotels opened in 2010 is expected to be between 170-200 with 70-80 leased-and-operated hotels and 100-120 managed hotels. 7 Days Group expects full-year 2010 total net revenues to grow 29% to 35% over the full-year 2009.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Tuesday, March 9, 2010 to discuss its fourth quarter 2009 and full year 2009 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	8008190121
Hong Kong:	852 2475 0994
US / International:	1 718 354 1231
US Toll Free:	1 866 519 4004
Conference ID number:	55416906
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US (toll free):	1866 214 5335
International Dial-In:	+61 2 8235 5000
Conference ID number:	55416906

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group’s unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the SEC to report the fourth quarter 2009 and full year 2009 results:

•	Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

•

Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options and recognizes the impact of loss on debt extinguishment and changes in the fair value of its ordinary share purchase warrants. Since share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants in the fourth quarter and full year of 2009. These non-GAAP operating measures are useful for understanding the assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the overall industry outlook and the factors driving expected growth, its expected results for 2009 and guidance for 2010; the continued growth and expansion of its business, the expansion of its customers base, an expected increase in customer loyalty, the benefits of continuing focus on its strategies, the effectiveness of its cost-control initiatives, the hotel industry outlook, the stabilization of global economic climate, the growth of the Chinese economy and the hotel industry, and the continuation of government stimulus. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of lease-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission dated November 19, 2009. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 16 of the Company’s prospectus included in such Registration Statement. The Company’s actual results of operations for the fourth quarter and full year of 2009 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

7 Days Group Holdings Limited

Investor Relations

+86-20-8922-5251

Investor Relations (HK):

Ruby Yim, Managing Director

Taylor Rafferty

Tel: +852 3196 3712

Investor Relations (US):

Mahmoud Siddig, Director

Taylor Rafferty

Tel: +1 (212)889-4350

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

7 Days Group Holdings Limited

Consolidated balance sheet information

	31/Dec/08	30/Sep/09	31/Dec/09
	RMB’ 000	RMB’ 000	RMB’ 000	US$’000
ASSETS
Current assets:
Cash	283,850	276,995	341,370	50,011
Restricted cash	51,381	57,906	—	—
Pledged bank deposits	3,977	232	5,400	791
Short-term investment	—	—	293,613	43,015
Accounts receivable	3,465	3,857	4,557	668
Prepaid rent	61,733	60,716	64,509	9,451
Other prepaid expenses and current assets	46,872	50,444	48,392	7,089
Amounts due from related parties	59	—	—	—
Deferred tax assets	1,864	7,205	7,551	1,106

Total current assets	453,201	457,355	765,392	112,131
Property and equipment, net	962,976	1,032,970	1,013,500	148,478
Rental deposits	39,117	40,766	38,297	5,610
Investment in and advances to affiliate	1,358	1,436	1,359	199
Other assets	16,542	9,110	—	—
Deferred tax assets	2,221	16,764	15,867	2,325

Total assets	1,475,415	1,558,401	1,834,415	268,743

LIABILITIES And EQUITY (DEFICIT)
Current liabilities
Short-term bank borrowings	—	80,000	—	—
Senior notes payables	—	522,868	—	—
Accounts payable	273,133	186,172	141,056	20,664
Bills payable	13,676	774	17,142	2,511
Accrued expenses and other payables	108,074	128,873	162,164	23,757
Amounts due to related parties	162	162	162	24
Income taxes payable	1,844	5,482	5,965	874

Total current liabilities	396,889	924,331	326,489	47,830

	31/Dec/08	30/Sep/09	31/Dec/09
	RMB’ 000	RMB’ 000	RMB’ 000	US$’000
Long-term bank borrowings	—	30,000	110,000	16,115
Senior notes payables	504,142	—	—	—
Borrowings from related parties	7,101	4,117	3,233	474
Accrued lease payment	99,373	113,260	116,896	17,125
Ordinary share purchase warrants	60,277	66,644	—	—
Refundable deposits	—	13,836	24,250	3,553
Deferred revenue	5,732	5,217	5,046	740

Total liabilities	1,073,514	1,157,405	585,914	85,837

Series A convertible preferred shares	78,294	78,294	—	—
Series C convertible preferred shares	436,428	436,428	—	—
Equity:
Series B convertible preferred shares	7,523	7,523	—	—
Ordinary shares	61,502	61,502	140,377	20,565
Subscription receivables	(1,418)	—	—	—
Additional paid-in capital	169,089	175,857	1,559,458	228,462
Accumulated other comprehensive income	30,304	30,533	30,696	4,497
Accumulated deficit	(380,971)	(391,538)	(484,925)	(71,042)

Total 7 Days Group Holdings Limited shareholders’ equity (deficit)	(113,971)	(116,123)	1,245,606	182,482
Non-controlling interests	1,150	2,397	2,895	424

Total equity (deficit)	(112,821)	(113,726)	1,248,501	182,906

Commitments and contingencies

Total liabilities and equity (deficit)	1,475,415	1,558,401	1,834,415	268,743

7 Days Group Holdings Limited

Consolidated statements of operations information

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Total Revenues	248,402	328,289	329,389	48,256	765,017	1,210,071	177,276
Leased-and-operated hotels	247,546	325,890	325,999	47,759	763,656	1,201,980	176,091
Managed hotels	856	2,399	3,390	497	1,361	8,091	1,185
Less: Business tax and surcharges	(14,154)	(18,624)	(18,851)	(2,762)	(43,583)	(68,756)	(10,073)
Net revenues	234,248	309,665	310,538	45,494	721,434	1,141,315	167,203

Operating costs and expenses
Hotel operating costs	(213,555)	(249,536)	(260,186)	(38,117)	(730,204)	(971,550)	(142,333)
Sales and marketing expenses	(10,353)	(8,217)	(9,338)	(1,368)	(36,897)	(30,824)	(4,515)
General and administrative expenses	(20,527)	(17,863)	(14,173)	(2,076)	(93,631)	(65,074)	(9,533)

Total operating costs and expenses	(244,435)	(275,616)	(283,697)	(41,561)	(860,732)	(1,067,448)	(156,381)

Income (loss) from operations	(10,187)	34,049	26,841	3,933	(139,298)	73,867	10,822

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Other income (expenses)
Interest income	847	88	713	104	2,395	3,669	538
Interest expense	(23,447)	(22,607)	(18,177)	(2,663)	(84,470)	(81,867)	(11,994)
Loss on debt extinguishment	—	—	(26,477)	(3,879)	—	(26,477)	(3,879)
Change in fair value of ordinary share purchase warrants	5,777	(2,939)	(69,957)	(10,249)	10,484	(76,376)	(11,189)
Equity income (loss) of an affiliate	59	(15)	(21)	(3)	186	23	3

Income(loss) before income tax	(26,951)	8,576	(87,078)	(12,757)	(210,703)	(107,161)	(15,699)
Income tax benefit (expense)	1,831	(4,542)	(5,811)	(851)	781	4,952	726

Net income(loss)	(25,120)	4,034	(92,889)	(13,608)	(209,922)	(102,209)	(14,973)
Net income attributable to noncontrolling interests	(188)	(589)	(498)	(73)	(608)	(1,745)	(256)

Net income(loss) attributable to 7 Days Group Holdings Limited shareholders	(25,308)	3,445	(93,387)	(13,681)	(210,530)	(103,954)	(15,229)

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Deemed dividends	—	—	(28,993)	(4,248)	—	(28,993)	(4,248)

Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(25,308)	3,445	(122,380)	(17,929)	(210,530)	(132,947)	(19,477)

Basic net income (loss) per ordinary share	(0.42)	0.06	(1.28)	(0.19)	(3.51)	(1.93)	(0.28)

Diluted net income (loss) per ordinary share	(0.42)	0.03	(1.28)	(0.19)	(3.51)	(1.93)	(0.28)

7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders (GAAP)	(25,308)	3,445	(93,387)	(13,681)	(210,530)	(103,954)	(15,229)
Interest income	(847)	(88)	(713)	(104)	(2,395)	(3,669)	(538)
Interest expense	23,447	22,607	18,177	2,663	84,470	81,867	11,994
Income tax expense (benefit)	(1,831)	4,542	5,811	851	(781)	(4,952)	(725)
Depreciation and amortization	28,061	37,372	40,000	5,860	90,196	146,173	21,414

EBITDA (non-GAAP)	23,522	67,878	(30,112)	(4,411)	(39,040)	115,465	16,916

EBITDA%	10.0%	21.9%	(9.7%)	(9.7%)	(5.4%)	10.1%	10.1%
Share-based compensation expenses	5,020	3,197	2,781	407	27,221	11,412	1,672
Loss on debt extinguishment	—	—	26,477	3,879	—	26,477	3,879
Change in fair value of ordinary share purchase warrants	(5,777)	2,939	69,957	10,249	(10,484)	76,376	11,189

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants	22,765	74,014	69,103	10,124	(22,303)	229,730	33,656

Adjusted EBITDA%	9.7%	23.9%	22.3%	22.3%	(3.1%)	20.1%	20.1%

Non-GAAP net income (loss) attributable to 7 Days Group Holdings Limited Shareholders

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net income(loss) attributable to 7 Days Group Holdings Limited shareholders (GAAP)	(25,308)	3,445	(93,387)	(13,681)	(210,530)	(103,954)	(15,229)

Share-based compensation expenses	5,020	3,197	2,781	407	27,221	11,412	1,672
Loss on debt extinguishment	—	—	26,477	3,879	—	26,477	3,879
Change in fair value of ordinary share purchase warrants	(5,777)	2,939	69,957	10,249	(10,484)	76,376	11,189

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants (Non-GAAP net income)	(26,065)	9,581	5,828	854	(193,793)	10,311	1,511

Earning (loss) per share

	Quarter Ended				Year Ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009		Dec 31 2008	Dec 31 2009

	RMB	RMB	RMB	US$	RMB	RMB	US$
Basic net earning (loss) per ordinary share (GAAP)	(0.42)	0.06	(1.28)	(0.19)	(3.51)	(1.93)	(0.28)

Diluted net earning(loss) per ordinary share (GAAP)	(0.42)	0.03	(1.28)	(0.19)	(3.51)	(1.93)	(0.28)

Basic net earning (loss) per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	(0.43)	0.16	0.06	0.01	(3.23)	0.15	0.02

Diluted net earning (loss) per ordinary share (Non-GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	(0.43)	0.09	0.06	0.01	(3.23)	0.15	0.02

Weighted average ordinary shares outstanding:
Basic	60,000,000	60,000,000	95,883,725		60,000,000	69,044,665

Diluted	60,000,000	108,316,558	97,259,150		60,000,000	70,420,089

	Quarter Ended December 31, 2009
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	RMB’000		RMB’000		RMB’000
Operating costs and expenses	(260,186)	83.79%	541	0.17%	(259,645)	83.61%
Sales and marketing expenses	(9,338)	3.01%	158	0.05%	(9,180)	2.96%
General and administrative expenses	(14,173)	4.56%	2,082	0.67%	(12,091)	3.89%

Total operating costs and expenses	(283,697)	91.36%	2,781	0.90%	(280,916)	90.46%

Income from operations	26,841	8.64%	2,781	0.90%	29,622	9.54%

	Quarter Ended December 31, 2009
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	US’000		US’000		US’000
Operating costs and expenses	(38,117)	83.79%	79	0.17%	(38,038)	83.61%
Sales and marketing expenses	(1,368)	3.01%	23	0.05%	(1,345)	2.96%
General and administrative expenses	(2,076)	4.56%	305	0.67%	(1,771)	3.89%

Total operating costs and expenses	(41,562)	91.36%	407	0.90%	(41,155)	90.46%

Income from operations	3,932	8.64%	407	0.90%	4,339	9.54%

	Quarter Ended December 31, 2008
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	RMB’000		RMB’000		RMB’000
Operating costs and expenses	(213,555)	91.17%	719	0.31%	(212,836)	90.86%
Sales and marketing expenses	(10,353)	4.42%	293	0.13%	(10,060)	4.29%
General and administrative expenses	(20,527)	8.76%	4,008	1.71%	(16,519)	7.05%

Total operating costs and expenses	(244,435)	104.35%	5,020	2.14%	(239,415)	102.21%

Loss from operations	(10,187)	-4.35%	5,020	2.14%	(5,167)	-2.21%

	Year Ended December 31, 2009
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	RMB’000		RMB’000		RMB’000
Operating costs and expenses	(971,550)	85.13%	1,795	0.16%	(969,755)	84.97%
Sales and marketing expenses	(30,824)	2.70%	678	0.06%	(30,146)	2.64%
General and administrative expenses	(65,074)	5.70%	8,939	0.78%	(56,135)	4.92%

Total operating costs and expenses	(1,067,448)	93.53%	11,412	1.00%	(1,056,036)	92.53%

Income from operations	73,867	6.47%	11,412	1.00%	85,279	7.47%

	Year Ended December 31, 2009
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	US’000		US’000		US’000
Operating costs and expenses	(142,333)	85.13%	263	0.16%	(142,070)	84.97%
Sales and marketing expenses	(4,516)	2.70%	99	0.06%	(4,417)	2.64%
General and administrative expenses	(9,533)	5.70%	1,310	0.78%	(8,223)	4.92%

Total operating costs and expenses	(156,382)	93.53%	1,672	1.00%	(154,710)	92.53%

Income from operations	10,822	6.47%	1,672	1.00%	12,494	7.47%

	Year Ended December 31, 2008
	GAAP Result	% of Total Net Revenue	Share-based Compensation	% of Total Net Revenue	Non-GAAP Result	% of Total Net Revenue
	RMB’000		RMB’000		RMB’000
Operating costs and expenses	(730,204)	101.22%	3,584	0.50%	(726,620)	100.72%
Sales and marketing expenses	(36,897)	5.11%	1,163	0.16%	(35,734)	4.95%
General and administrative expenses	(93,631)	12.98%	22,474	3.12%	(71,157)	9.86%

Total operating costs and expenses	(860,732)	119.31%	27,221	3.77%	(833,511)	115.54%

Loss from operations	(139,298)	-19.31%	27,221	3.77%	(112,077)	-15.54%

7 Days Group Holdings Limited

Operating Data

	As of and for the quarter ended			As of and for the year ended
	Dec 31 2008	Sep 30 2009	Dec 31 2009	Dec 31 2008	Dec 31 2009
Hotels in operation	223	283	337	223	337
Leased-and-operated hotels	206	235	236	206	236
Managed hotels	17	48	101	17	101

Hotels under conversion	49	77	64	49	64
Leased-and-operated hotels	34	4	6	34	6
Managed hotels	15	73	58	15	58

Total hotel rooms for hotels in operation	22,352	28,266	32,836	22,352	32,836
Leased-and-operated hotels	20,697	23,646	23,764	20,697	23,764
Managed hotels	1,655	4,620	9,072	1,655	9,072

Total hotel rooms for hotels in conversion	4,821	7,476	6,168	4,821	6,168

Number of cities covered for hotels in operation	33	41	54	33	54

Average occupancy rate	90.5%	92.2%	88.1%	88.1%	88.3%
Leased-and-operated hotels	91.0%	92.9%	90.0%	88.4%	89.2%
Managed hotels	84.9%	88.1%	80.0%	83.3%	82.8%

Average daily rate (in RMB)	160.2	160.0	162.9	159.9	159.6
Leased-and-operated hotels	160.9	160.1	164.2	160.4	160.0
Managed hotels	152.4	159.4	156.6	151.2	156.2

RevPAR (in RMB)	145.0	147.6	143.4	140.9	140.9
Leased-and-operated hotels	146.4	148.7	147.8	141.8	142.7
Managed hotels	129.4	140.5	125.3	126.0	129.3